February 3, 2003

U.S. Securities and Exchange Commission

(EDGAR FILING)

Gentlemen:

Enclosed is a copy of the disclosure letter that is being issued today by Philippine Long Distance Telephone Company ("PLDT”), disclosing the (a) promotion of certain officers and (b) appointment of the Company’s Corporate Governance Compliance Officer.

Thank you.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

3 February 2003	SECURITY CODE: CM-040

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Mr. Jose G. Cervantes

Senior Vice President

Ladies and Gentlemen:

Pursuant to Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we are furnishing you herewith a copy of a Current Report that we filed with the Securities and Exchange Commission disclosing the (a) promotion of certain officers and (b) appointment of the Company’s Corporate Governance Compliance Officer. This shall also serve as the disclosure letter for the purpose of complying with PSE Corporate Disclosure Requirements.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

3 February 2003

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re: Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of a Current Report disclosing the (a) promotion of certain officers and (b) appointment of the Company’s Corporate Governance Compliance Officer.

Very truly yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE (“SRC”)

1.                  3 February 2003

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

We disclose that at the meeting of the Board of Directors of the Company held on January 31, 2003, the Board approved the promotion of the following persons to the positions indicated opposite their respective names, effective on January 31, 2003:

Name	Position

Bethilda L. Carabuena	Vice President, TeleServices
Arnel S. Crisostomo	Vice President, Local Services
Carol V. Henson	Vice President, Support Services
Celso T. Dimarucut	First Vice President, Financial Reporting and Control
Jesus C. Pasicolan	First Vice President, Project Implementation
Miguela F. Villanueva	First Vice President, Revenue Planning

At the same meeting, the Board also appointed Atty. Florentino D. Mabasa, Jr. as the Acting Compliance Officer in respect of and pursuant to the Company’s Manual of Corporate Governance.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: 3 February 2003

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary